**Exhibit 99.1**

**SIGNATURE**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2025

**SLP V Venice Feeder I, L.P.**

By: Silver Lake Technology Associates V, L.P., its general partner
By: SLTA V (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member


By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title:  Managing Director and General Counsel


**SLP Venice Holdings, L.P.**

By: SLP V Aggregator GP, L.L.C., its general partner
By: Silver Lake Technology Associates V, L.P., its managing member
By: SLTA V (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member


By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title:  Managing Director and General Counsel


**SLP V Aggregator GP, L.L.C.**

By: Silver Lake Technology Associates V, L.P., its managing member
By: SLTA V (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member


By:  /s/ Andrew J. Schader
Name: Andrew J. Schader
Title:  Managing Director and General Counsel

**SILVER LAKE TECHNOLOGY
ASSOCIATES V, L.P.**

By:  SLTA V (GP), L.L.C., its general partner
By:  Silver Lake Group, L.L.C., its managing
member


By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title:   Managing Director and General Counsel


**SLTA V (GP), L.L.C.**

By: Silver Lake Group, L.L.C., its managing
        member


By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title:   Managing Director and General Counsel


**SILVER LAKE GROUP, L.L.C.**


By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title:   Managing Director and General Counsel